Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Three Months Ended December 31
	2015	2014
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$164,513	$156,254
Add:
Portion of rents representative of the interest factor	3,142	3,144
Interest on debt & amortization of debt expense	30,483	29,764
Income as adjusted	$198,138	$189,162
Fixed charges:
Interest on debt & amortization of debt expense (1)	$30,483	$29,764
Capitalized interest (2)	717	602
Rents	9,426	9,433
Portion of rents representative of the interest factor (3)	3,142	3,144
Fixed charges (1)+(2)+(3)	$34,342	$33,510
Ratio of earnings to fixed charges	5.77	5.64